                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                W. R. Grace & Co.
                                -----------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    38388F108
                                    ---------
                                 (CUSIP Number)


                                 April 12, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

  [ ]   Rule 13d-1(b)
  [X]   Rule 13d-1(c)
  [ ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 237266101
   1.    Names of Reporting Persons. I.R.S. Identification Nos.
         of above persons (entities only)
         D. E. Shaw Laminar Portfolios, L.L.C.
         01-0577802

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)        [ ]
         (b)        [ ]

   3.    SEC Use Only

   4.    Citizenship or Place of Organization
         Delaware

Number of                 5.        Sole Voting Power
Shares
Beneficially
Owned by                            -0-
Each
Reporting
Person With

                          6.        Shared Voting Power
                                    6,418,917

                          7.        Sole Dispositive Power
                                    -0-

                          8.        Shared Dispositive Power
                                    6,418,917

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         6,418,917

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         9.8%

   12.   Type of Reporting Person (See Instructions)
          OO



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CUSIP No. 237266101

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)        [ ]
         (b)        [ ]

   3.    SEC Use Only

   4.    Citizenship or Place of Organization
         Delaware

Number of                 5.        Sole Voting Power
Shares
Beneficially
Owned by                            -0-
Each
Reporting
Person With
                          6.        Shared Voting Power
                                    6,418,917

                          7.        Sole Dispositive Power
                                    -0-

                          8.        Shared Dispositive Power
                                    6,418,917

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         6,418,917

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         9.8%

   12.   Type of Reporting Person (See Instructions)
          IA, PN

CUSIP No. 237266101

   1.    Names of Reporting Persons. I.R.S. Identification Nos.
         of above persons (entities only)
         D. E. Shaw & Co., L.L.C.
         13-3799946

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)        [ ]
         (b)        [ ]

   3.    SEC Use Only

   4.    Citizenship or Place of Organization
         Delaware

Number of                 5.        Sole Voting Power
Shares
Beneficially
Owned by                            -0-
Each
Reporting
Person With
                          6.        Shared Voting Power
                                    6,418,917

                          7.        Sole Dispositive Power
                                    -0-

                          8.        Shared Dispositive Power
                                    6,418,917

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         6,418,917

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         9.8%

   12.   Type of Reporting Person (See Instructions)
          OO


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CUSIP No. 237266101

      1.   Names of Reporting Persons. I.R.S. Identification
           Nos. of above persons (entities only)
           David E. Shaw

      2.   Check the Appropriate Box if a Member of a Group
           (See Instructions)
           (a)           [ ]
           (b)           [ ]

      3.   SEC Use Only

      4.   Citizenship or Place of Organization
           United States

Number of                 5.        Sole Voting Power
Shares
Beneficially
Owned by                            -0-
Each
Reporting
Person With
                          6.        Shared Voting Power
                                    6,418,917

                          7.        Sole Dispositive Power
                                    -0-

                          8.        Shared Dispositive Power
                                    6,418,917

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person
           6,418,917

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11.  Percent of Class Represented by Amount in Row (9)
           9.8%
      12.  Type of Reporting Person (See Instructions)
            IN





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Item 1.
     (a) Name of Issuer
     W. R. Grace & Co.

     (b) Address of Issuer's Principal Executive Offices
     7500 Grace Drive
     Columbia, MD 21044-4098

Item 2.
     (a) Name of Person Filing
     D. E. Shaw Laminar Portfolios, L.L.C.
     D. E. Shaw & Co., L.P.
     D. E. Shaw & Co., L.L.C.
     David E. Shaw

     (b) Address of Principal Business Office or, if none, Residence The business address for all filers is:
     120 W. 45th Street, Tower 45, 39th Floor
     New York, NY 10036

     (c) Citizenship
     D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
     D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
     D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
     David E. Shaw is a citizen of the United States of America.

     (d) Title of Class of Securities
     Common Stock, $0.01 par value

     (e) CUSIP Number
     38388F108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.
(a)  Amount beneficially owned:

D. E. Shaw Laminar Portfolios, L.L.C.:       6,418,917 Shares
D. E. Shaw & Co., L.P.:                      6,418,917 Shares
D. E. Shaw & Co., L.L.C.:                    6,418,917 Shares
David E. Shaw:                               6,418,917 Shares

(b) Percent of class:

D. E. Shaw Laminar Portfolios, L.L.C.:     9.8%
D. E. Shaw & Co., L.P.:                    9.8%
D. E. Shaw & Co., L.L.C.:                  9.8%
David E. Shaw:                             9.8%

(c) Number of shares to which the person has:

      (i) Sole power to vote or to direct the vote:

                  D. E. Shaw Laminar Portfolios, L.L.C.:    -0-
                  D. E. Shaw & Co., L.P.:                   -0-
                  D. E. Shaw & Co., L.L.C.:                 -0-
                  David E. Shaw:                            -0-

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      (ii) Shared power to vote or to direct the vote:

                  D. E. Shaw Laminar Portfolios, L.L.C.:    6,418,917 Shares
                  D. E. Shaw & Co., L.P.:                   6,418,917 Shares
                  D. E. Shaw & Co., L.L.C.:                 6,418,917 Shares
                  David E. Shaw:                            6,418,917 Shares


      (i) Sole power to dispose or to direct the disposition of:

                  D. E. Shaw Laminar Portfolios, L.L.C.:         -0-
                  D. E. Shaw & Co., L.P.:                        -0-
                  D. E. Shaw & Co., L.L.C.:                      -0-
                  David E. Shaw:                                 -0-

      (ii) Shared power to dispose or to direct the disposition of:

                  D. E. Shaw Laminar Portfolios, L.L.C.:    6,418,917 Shares
                  D. E. Shaw & Co., L.P.:                   6,418,917 Shares
                  D. E. Shaw & Co., L.L.C.:                 6,418,917 Shares
                  David E. Shaw:                            6,418,917 Shares


David Shaw does not own any shares directly. By virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C., and by virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C., David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 6,418,917 shares owned by D.
E. Shaw Laminar Portfolios, L.L.C., constituting 9.8% of the outstanding shares and, therefore, David Shaw may be deemed to be the beneficial owner of such shares. David Shaw disclaims beneficial ownership of such 6,418,917 shares.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.  Identification and Classification of Members of the Group
Not Applicable

Item 9.  Notice of Dissolution of Group
Not Applicable

Item 10. Certification

         By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Two Powers of Attorney, each dated February 24, 2004 granted by David E. Shaw in favor of Stuart Steckler, are attached hereto.

Dated: April 22, 2004

                                      D. E. Shaw Laminar Portfolios, L.L.C.

                                      By: D. E. Shaw & Co., L.L.C., as managing
                                      member

                                             By: /s/ Stuart Steckler
                                                 -------------------
                                                Stuart Steckler
                                                Managing Director


                                      D. E. Shaw & Co., L.P.

                                      By: /s/ Stuart Steckler
                                          -------------------
                                            Stuart Steckler
                                            Managing Director


                                      D. E. Shaw & Co., L.L.C.

                                      By: /s/ Stuart Steckler
                                          -------------------
                                            Stuart Steckler
                                            Managing Director


                                      David E. Shaw

                                      By: /s/ Stuart Steckler
                                          -------------------
                                            Stuart Steckler
                                            Attorney-in-Fact for David E. Shaw